Exhibit 4.11

CASH AWARD LONG-TERM INCENTIVE PLAN AGREEMENT

Version [  ]% Performance / [  ]% Time-Based

THIS AWARD AGREEMENT (this “Agreement”) is made as of January 1, 2019  (the “Grant Date”), between OneSpan Inc. (the “Grantor”) and [                     ] (the “Grantee”).

WHEREAS, the Grantor seeks to motivate and incentivize the Grantee to contribute to the future success of OneSpan Inc. (the "Company") and all of the entities that are directly or indirectly controlled by, in control of or under the common control with the Company (each a "Related Company"); and

WHEREAS, as a means for motivating and incentivizing the Grantee, the Grantor wishes to provide the Grantee with an opportunity to receive future cash payments, the amount of which is based upon the Grantee's continued service.

NOW, THEREFORE, in consideration of these premises and the agreements set forth herein, the parties, intending to be legally bound hereby, agree as follows:

1.         Definitions.  Whenever the following terms are used in this Agreement, they shall have the meaning specified below unless the context clearly indicates otherwise.

(a)  "Administrator" means the Company's Chief Financial Officer.

(b)  Change in Control," unless otherwise defined for purposes of an Award in a written employment, services or other agreement between the Grantee and the Employer, the Company or a Related Company, means the occurrence of any of the following events:

(i).     An acquisition by any individual, entity or group, within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (1) the then outstanding shares of Common Stock of the Company (the “Outstanding Common Stock”) or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); excluding,  however, the following: (A) any acquisition directly from the Company, other than an acquisition by virtue of the exercise, exchange or conversion of any Convertible Securities unless such securities were themselves acquired directly from the Company, (B) any acquisition by the Company; (C) any acquisition by T. Kendall Hunt or any of his affiliates, or (D) any acquisition by any Person pursuant to a transaction which complies with clauses (1) and (2) of the exception contained in the definition of “Company Transaction;” or

(ii).    A Company Transaction; or

(iii).  The approval by the stockholders of the Company of a complete liquidation or dissolution of the Company (other than to an entity pursuant to a transaction which would comply with clauses (1) and (2) of the exception contained in the definition of “Company Transaction”), assuming for this purpose that such transaction would be a Company Transaction.

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For purposes of the definition of “Change of Control” and “Company Transaction”, a series of transactions undertaken with a common purpose shall be treated as a single transaction that begins at the consummation of the first transaction in the series and ends at the consummation of the last transaction in the series.

(c)  "Company Transaction" means the consummation of:

(i).     a reorganization, merger or consolidation of the Company; or

(ii).    the sale or other disposition of all or substantially all of the assets of the Company and its direct and indirect subsidiaries taken as a whole to a Person or Persons who are not “related persons” as defined in U.S. Treasury Regulation § 1.409A-3(i)(5)(vii)(B);

except in each case a transaction pursuant to which:

1.          all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such transaction will beneficially own, directly or indirectly, 50% or more of, respectively, the outstanding shares of common stock, and the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such transaction (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets, either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such transaction, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be; and

2.          individuals who were members of the Board immediately prior to the approval by the stockholders of the Company of such transaction will constitute at least a majority of the members of the board of directors of the entity resulting from such transaction.

(d)  “Disability” means, except as otherwise required under local law, a mental or physical impairment of the Grantee that is expected to result in death or that has lasted or is expected to last for a continuous period of 12 months or more and that causes the Grantee to be unable to perform his or her material duties for the Employer and to be engaged in any substantial gainful activity, in each case as determined by the Company in its sole discretion, whose determination shall be conclusive and binding.  Notwithstanding the foregoing, the Grantee will not be deemed to have sustained a Disability if it is the result of (A) a willfully self-inflicted injury or willfully self-induced sickness; or (B) an injury or disease contracted, suffered, or incurred while participating in a criminal offense.

(e)  "Employer" means the Related Company that employs the Grantee.

(f)  "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

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(g)  "Good Reason" means: (a) the assignment to the Grantee of any duties inconsistent in any respect with the Grantee’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities or any other action by the Employer, the Company or a Related Company that results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith; (b) any failure by the Employer, the Company or a Related Company to comply with any provision of any employment agreement covering the Grantee other than an isolated, insubstantial and inadvertent failure not occurring in bad faith; (c) the Employer, the Company or a Related Company requiring the Grantee to be based at any office or location other than the office occupied by the Grantee as of the date of the Award or a reasonably comparable office located within a 40-mile radius of such current office; or (d) a material adverse change in the Grantee's base salary.  A Good Reason termination will have occurred only if (a) the Grantee terminates his or her employment during the one year following the initial existence of a Good Reason event; (b) the Grantee provided notice to the Employer within 90 days of the initial existence of a Good Reason condition; and (c) the Employer failed to cure the Good Reason event within 30 days of such notice from the Grantee.  Any good faith determination regarding the occurrence of "Good Reason" made by the Administrator shall be binding and conclusive upon all parties.

(h)  “Performance Period” means the period commencing on January 1, 2019 and ending on December 31, 2021.

(i)   "Recoupment Period" means the period beginning on the date the financial statements requiring restatement were originally released to the public or submitted to the Securities and Exchange Commission (whichever is earlier) and ending on the date the restated financial statements are filed with the Securities and Exchange Commission.

2.         Cash Bonus Opportunity. The Company hereby grants to the Grantee the opportunity to receive future cash payments (the "Award"), subject to the terms and conditions set forth in this Agreement. The target amount of the Award in USD is detailed in Addendum B (“Target Amount”).

3.         Vesting of Award. Subject to Section 7, the Award is subject to forfeiture and not earned until it becomes vested in accordance with this Section 3.

(a)  Performance Period: The portion of the Target Amount that is determined and thereafter subject to any vesting shall be determined by the Administrator, in its sole and absolute discretion, in accordance with Addendum B, based upon the Company’s achievement relative to the Performance Target during the Performance Period (“Determined Amount”). Upon determination of Determined Amount and subject to Section 7, the Determined Amount as detailed in Addendum B shall become vested after the three-year performance period and finalization of the audited financial statements, provided that on the payment date, the Grantee has, from the Grant Date, continuously provided services to the Employer, the Company or any other Related Company.

(b)  Time Vesting Period.  Subject to Section 7, the Target Amount subject to time-based vesting shall be subject to vesting, in accordance with the following schedule (the "Time Vesting Period"), provided that on each payment date, the

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Grantee has, from the Grant Date, continuously provided services to the Employer, the Company or any other Related Company:

Date	Vesting Percentage of Time-Based Amount
March 2020
March 2021
March 2022
March 2023

Any portion of the Determined Amount that has not vested pursuant to this Section 3 will be automatically forfeited.

(c)  In the event of the occurrence of a Change in Control prior to the expiration of the Performance Period, the value of the Target Amount outstanding as of the date of the Change in Control shall be prorated (based on the ratio of (x) the number of days that have elapsed in the Performance Period to (y) the total number of days in the Performance Period) and compared to actual performance up to and including the date of such Change in Control (the “Prorated Award”) and the Grantee shall become vested in the Prorated Award immediately prior to (and contingent on) the Change in Control if the prorated performance targets have been met as determined by the Administrator.

(d)  In the event of (i) the occurrence of a Change in Control during the Time Vesting Period and (ii) the Grantee’s termination of continuous service with the Employer, the Company or any Related Company for reasons other than (A) resignation without Good Reason, or (B) Cause, during the one year period following the Change in Control, 100% of the Target Amount that is subject to the Time Vesting Period will become vested immediately prior to (and contingent upon) such termination.

(e)  In the event of the termination of the Grantee's continuous service with the Employer, the Company or any Related Company,  by reason of the Grantee’s death or Disability prior to the expiration of the Time Period, 100% of the Target Amount based upon the target (100%) Time level will become vested immediately prior to (and contingent on) the occurrence of such death or Disability.  If the Grantee’s continuous service with the Employer, the Company or any Related Company ceases by reason of the Grantee’s death or Disability during the Time Vesting Period, 100% of the Target Amount that is subject to the Time Vesting Period will become vested immediately prior to (and contingent upon) the occurrence of such death or Disability.

(f)  Except as provided in Sections 3(c),  3(d) and 3(e), in the event of the termination of the Grantee's continuous service with the Employer, the Company or any Related Company for any other reason: (i) any portion of the Award that has not, prior to such cessation, become vested will immediately and automatically, without any action on the part of the Grantor, be forfeited, and (ii) the Grantee shall have no further rights with respect to the Award.

(g)  For purposes of this Agreement, “Cause” and “Wrongful Act” mean:

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(i).   Grantee materially breaches Grantee’s obligations under any employment, consulting, or other agreement between the Grantee and the Employer, the Company or any Related Company (each, a “Company Agreement”);

(ii).  Grantee materially breaches Grantee’s obligations under the Company’s Code of Ethics and Conduct (or any successor thereto) or an established policy of the Company;

(iii). Grantee engages in conduct prohibited by law (other than minor violations), commits an act of dishonesty, fraud, or serious or willful misconduct in connection with Grantee’s job duties, or engages in unethical or immoral conduct that, in the reasonable judgment of the Administrator, could injure the integrity, character or reputation of the Employer, the Company or any Related Company;

(iv). Grantee fails or refuses to perform, or habitually neglects, Grantee’s duties and responsibilities under any Company Agreement (other than on account of Disability), and continues such failure, refusal or neglect after having been given written notice that specifies what duties Grantee failed to perform and an opportunity to cure of 10 days;

(v).  Use or disclosure by Grantee of confidential information or trade secrets of the Employer, the Company or any Related Company, other than in the furtherance of the Employer's, the Company's or any Related Company's business interests, or other violation of a fiduciary duty to the Employer, the Company or any Related Company (including, without limitation, entering into any transaction or contractual relationship causing diversion of business opportunity from the Employer, the Company or any Related Company); or

(vi). Grantee fails to reasonably cooperate with any audit or investigation involving the Employer, the Company or any Related Company or its business practices after having been given written notice that specifies Grantee’s failure to cooperate and an opportunity to cure of 10 days.

(h)  For purposes of this Agreement, the termination date of the Grantee's service with the Employer, the Company or any Related Company shall mean the earliest of (i) the date on which notice of termination is provided to the Grantee, (ii) the last day of the Grantee's active service with the Employer, the Company or any Related Company, or (iii) the last day on which the Grantee is an employee of the Employer, the Company or any Related Company, as determined in each case without including any required advance notice period and irrespective of the status of the termination under local labor or employment laws.

(i)   If the Grantee is a resident of or employed in a country that is a member of the European Union, the grant of the Award and this Agreement are intended to comply with the age discrimination provisions of the EU Equal Treatment Framework Directive, as implemented into local law (the “Age Discrimination Rules”).  To the extent that a court or tribunal of competent jurisdiction determines that any provision of this Agreement or the Award are invalid or

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unenforceable, in whole or in part, under the Age Discrimination Rules, the Administrator, in its sole discretion, shall have the power and authority to revise or strike such provision to the minimum extent necessary to render it valid and enforceable to the full extent permitted under local law.

4.         Payment of Award.  As soon as administratively practicable following each vesting date (target month: March), the Grantor shall make a cash payment in local currency, less any applicable tax withholding and/or any other required withholdings pursuant to Section 5 of this Agreement, to the Grantee equal to the vested percentage of the time-based Target Amount portion.  For purposes of the foregoing, the amount of the cash payment in local currency shall be determined using the applicable currency conversion rate on the date of payment or up to 10 days prior, as determined by the Administrator (or its delegate) in its sole discretion.

5.         Withholding of Tax-Related Items.  Regardless of any action the Grantor may take with respect to any or all income tax, social insurance, housing fund, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), the Grantee acknowledges that the ultimate liability for all Tax-Related Items legally due by the Grantee is and remains the Grantee's responsibility, and that the Grantor (i) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Award, including the grant of the Award, the vesting of the Award, and any cash payments made in settlement of the Award; and (ii) does not commit to structure the terms of the grant or any aspect of the Award to reduce or eliminate the Grantee's liability for Tax-Related Items.  Prior to the delivery of any cash payment in settlement of the Award, if any taxing jurisdiction requires withholding of Tax-Related Items, the Grantor shall withhold any amount necessary to pay the Tax-Related Items from the gross amount of the cash payment in settlement of the Award.

6.         Restrictions on Unvested Award. Except for the forfeiture of the Award, as described in Section 3, the Grantee may not sell, pledge, assign, encumber, hypothecate, gift, transfer, bequeath, devise, donate or otherwise dispose of, in any way or manner whatsoever, whether voluntary or involuntary, any legal or beneficial interest in any portion of the Award until the Award becomes vested in accordance with Section 3.

7.         Recoupment of Cash Payments.  Notwithstanding anything in this Agreement to the contrary and to the extent permitted under applicable law, if the Administrator determines that the Grantee’s Wrongful Act was a significant contributing factor to the Employer, the Company or any Related Company having to restate all or a portion of its financial statements, any outstanding portion of the Award will immediately and automatically be forfeited and the Grantee shall promptly repay to the Grantor any cash or other property previously paid in respect of the Award during the Recoupment Period.

8.         No Right to Continued Service.  To the extent the Award is granted to the Grantee by an entity other than the Employer, the Grantor's grant of the Award shall not be deemed to create an employment relationship with the Grantee.  Further, the granting of the Award evidenced hereby and this Agreement shall impose no obligation on the Employer to continue the employment of the Grantee and shall not lessen or affect any right that the Employer may have to terminate the employment of such Grantee.

9.         Discretionary Nature of Agreement; No Vested Rights. The Grantee acknowledges and agrees that the Agreement is discretionary in nature and may be amended, cancelled, or terminated by the Grantor, in its sole discretion, at any time.  The grant of

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the Award under this Agreement is a one-time benefit and does not create any contractual or other right to receive a grant of an Award or any other award under this Agreement or other benefits in lieu thereof in the future.  Future grants, if any, will be at the sole discretion of the Grantor.  Any amendment, modification or termination of the Agreement shall not constitute a change or impairment of the terms and conditions of the Grantee’s employment with the Employer.

10.       Extraordinary Nature of Award.  The value of the Award is an extraordinary item of compensation outside the scope of the Grantee’s employment (and the Grantee’s employment agreement, if any), and is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension, or retirement benefits or similar payments.

11.       Repatriation and Legal/Tax Compliance Requirements.  The Grantee agrees, as a condition to the grant of the Award, to repatriate all cash acquired pursuant to the Award in accordance with local foreign exchange rules and regulations in the Grantee’s country of residence (and country of employment, if different).  In addition, the Grantee agrees to take any and all actions, and consents to any and all actions taken by the Employer, the Company or any Related Company as may be required to allow the Employer, the Company or any Related Company to comply with local laws, rules and regulations in the Grantee’s country of residence (and country of employment, if different).  Finally, the Grantee agrees to take any and all actions that may be required to comply with the Grantee’s personal legal and tax obligations under local laws, rules and regulations in the Grantee’s country of residence (and country of employment, if different).

12.       Consent to Collection, Processing and Transfer of Personal Data.  Pursuant to applicable personal data protection laws, the Grantor hereby notifies the Grantee of the following in relation to the Grantee’s personal data and the collection, processing and transfer of such data in relation to the Grantor’s grant of the Award.  The collection, processing and transfer of the Grantee’s personal data are necessary for the Grantor’s administration of the Grantee's Award.  As such, the Grantee voluntarily acknowledges and consents (where required under applicable law) to the collection, use, processing and transfer of personal data as described herein. The Grantor holds certain personal information about the Grantee, including the Grantee’s name, home address and telephone number, date of birth, social security number or other employee identification number, salary, nationality, and job title for the purpose of managing and administering the Grantee's Award (“Data”).  The Data may be provided by the Grantee or collected, where lawful, from third parties, and the Grantor will process the Data for the exclusive purpose of implementing, administering and managing the Grantee’s Award.  The Data processing will take place through electronic and non-electronic means according to logics and procedures strictly correlated to the purposes for which Data are collected and with confidentiality and security provisions as set forth by applicable laws and regulations in the Grantee’s country of residence (and country of employment, if different).  Data processing operations will be performed minimizing the use of personal and identification data when such operations are unnecessary for the processing purposes sought.  Data will be accessible within the Grantor’s organization only by those persons requiring access for purposes of the implementation and administration of the Grantee's Award.  The Grantor will transfer Data internally as necessary for the purpose of the implementation and administration of the Grantee’s Award, and the Grantor may further transfer Data to any third parties assisting the Company in the implementation and administration of the Grantee's Award.  These recipients may be located in the European Economic Area, or elsewhere throughout the

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world, such as the United States.  The Grantee hereby authorizes (where required under applicable law) these recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for purposes of implementing and administering the Grantee's Award.  The Grantee may, at any time, exercise the Grantee’s rights provided under applicable personal data protection laws, which may include the right to (a) obtain confirmation as to the existence of the Data, (b) verify the content, origin and accuracy of the Data, (c) request the integration, update, amendment, deletion, or blockage (for breach of applicable laws) of the Data, and (d) to oppose, for legal reasons, the collection, processing or transfer of the Data which is not necessary or required for the implementation and administration of the Grantee's Award.  The Grantee may seek to exercise these rights by contacting the Grantee’s local HR manager or the Grantor’s Human Resources Department.

13.       Electronic Delivery.  The Grantor may, in its sole discretion, decide to deliver any documents related to the Award granted to the Grantee under this Agreement by electronic means.  The Grantee hereby consents to receive such documents by electronic delivery and agrees to participate in this Agreement through an on-line or electronic system established and maintained by the Company or a third party designated by the Grantor.

14.       English Language.  The Grantee acknowledges and agrees that it is the Grantee’s express intent that the Agreement and all other documents, notices and legal proceedings entered into, given or instituted pursuant to the Award, be drawn up in English.  If the Grantee has received the Agreement or any other documents related to the Award translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version shall control.

15.       Addendum.  Notwithstanding any provision of this Agreement to the contrary, the Award shall be subject to any special terms and conditions for the Grantee’s country of residence (and country of employment, if different) as are forth in the applicable Addendum  A to this Agreement (the “Addendum”).  Further, if the Grantee transfers residency and/or employment to another country reflected in an Addendum to the Agreement, the special terms and conditions for such country will apply to the Grantee to the extent the Grantor determines, in its sole discretion, that the application of such terms and conditions is necessary or advisable in order to comply with local law or to facilitate the operation and administration of the Award (or the Grantor may establish alternative terms and conditions as may be necessary or advisable to accommodate the Grantee’s transfer).  Any applicable Addendum shall constitute part of this Agreement.

16.       Additional Requirements.  The Grantor reserves the right to impose other requirements on the Award, to the extent the Company determines in its sole discretion, that such other requirements are necessary or advisable in order to comply with local law or to facilitate the operation and administration of the Award.  Such requirements may include (but are not limited to) requiring the Grantee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

17.       Headings.  The headings preceding the text of the sections in this Agreement hereof are inserted solely for convenience of reference, and shall not constitute a part of the terms and conditions of this Agreement, nor shall they affect its meaning, construction or effect.

18.       Severability.  The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

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19.       Governing Law.  The Award made and actions taken under this Agreement shall be governed by and construed in accordance with the laws of Delaware without taking into account its conflict of law provisions.

20.       General Provisions

(a)  This Agreement represents the entire agreement between the parties with respect to the Award and may only be modified or amended in a writing signed by both parties.  Notwithstanding the foregoing, this Agreement may be modified or amended without the consent of the Grantee, should the Grantor determine in its sole discretion that a modification or amendment is advisable and necessary to accomplish the purposes of this Agreement.

(b)  Any notice, demand or request required or permitted to be given by either the Grantor or the Grantee pursuant to the terms of this Agreement must be in writing and will be deemed given (i) on the date and at the time delivered via personal, courier or recognized overnight delivery service, (ii) if sent via telecopier on the date and at the time telecopied with confirmation of delivery, (iii) if sent via email or other electronic delivery and receipt is confirmed, on the date and at the time received, or (iv) if mailed, on the date five days after the date of the mailing (which must be by registered or certified mail). Delivery of a notice by telecopy (with confirmation) or by email or other electronic delivery (with confirmation or receipt) will be permitted and will be considered delivery of a notice notwithstanding that it is not an original that is received. Any notice to Grantee under this Agreement will be made to Grantee at the address (or telecopy number, email or other electronic address, as the case may be) listed in the Company’s personnel files. If directed to the Grantor, any such notice, demand or request will be sent to the Administrator at the Company’s principal executive office, or to such other address or person as the Grantor may hereafter specify in writing. Any notice to the Grantee will be sent to the Grantee's last known address, with a copy to the other party not sending the notice.

(c)  The Grantee has received a copy of this Agreement, has read this Agreement and is familiar with its terms, and hereby accepts the Award subject to all of the terms and provisions of this Agreement.  Pursuant to this Agreement, the Administrator is authorized to interpret this Agreement and to adopt rules and regulations not inconsistent with this Agreement as the Administrator deems appropriate. The Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under this Agreement.

(d)  Neither this Agreement nor any rights or interest hereunder will be assignable by the Grantee, the Grantee’s beneficiaries or legal representatives, and any purported assignment in violation hereof will be null and void.

(e)  Either party’s failure to enforce any provision or provisions of this Agreement will not in any way be construed as a waiver of any such provision or provisions, nor prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and will not constitute a waiver of either party’s right to assert all other legal remedies available to it under the circumstances.

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(f)  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.  In the event that any signature to this Agreement is delivered by facsimile transmission, e-signature technology or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile, digital or “.pdf” signature page were an original thereof.

IN WITNESS WHEREOF, the parties have duly executed this Agreement intending it to be effective as of the first date written above.

OneSpan Inc.

By: Mark S. Hoyt
Its: Chief Financial Officer

Grantee:

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ONESPAN INC.

ADDENDUM A TO

LONG-TERM INCENTIVE PLAN AGREEMENT

In addition to the terms of the Cash Award Long-Term Incentive Plan Agreement (the “Agreement”), the Award is subject to the following additional terms and conditions as set forth in this addendum to the extent the Grantee resides and/or is employed in one of the countries addressed herein (the “Addendum”).  All defined terms as contained in this Addendum shall have the same meaning as set forth in the Agreement. To the extent the Grantee transfers residency and/or employment to another country, the additional terms and conditions as set forth in the addendum for such country (if any) shall also apply to the Award to the extent the Grantor determines, in its sole discretion, that the application of such addendum is necessary or advisable in order to comply with local laws, rules and regulations, or to facilitate the operation and administration of the Award (or the Grantor may establish additional terms and conditions as may be necessary or advisable to accommodate the Grantee's transfer).

Belgium / France / Canada

1.         English Language.  The Grantee acknowledges and agrees that it is the Grantee’s express intent that the Agreement and all other documents, notices and legal proceedings entered into, given or instituted pursuant to the Award, be drawn up in English.  If the Grantee has received the Agreement or any other documents related to the Award translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version shall control.

2.         Tax. As per Section 5 of the Agreement, Grantee acknowledges that the ultimate liability for all Tax-Related Items legally due by the Grantee is and remains the Grantee's responsibility, and that the Grantor (i) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Award, including the grant of the Award, the vesting of the Award, and any cash payments made in settlement of the Award; and (ii) does not commit to structure the terms of the grant or any aspect of the Award to reduce or eliminate the Grantee's liability for Tax-Related Items.

BY SIGNING BELOW, THE GRANTEE ACKNOWLEDGES, UNDERSTANDS AND AGREES TO THE PROVISIONS OF THE AGREEMENT AND ADDENDUM A AND  B.

Signature

Date

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ONESPAN, INC.

ADDENDUM B TO

LONG-TERM INCENTIVE PLAN AGREEMENT

Target Amount: [             ] USD.

The three-year Performance Target shall be the combined revenues of [              ] and [              ] for the Performance Period. Revenues shall be measured in accordance with U.S. Generally Accepted Accounting Principles as reported in the Company’s audited financial statements.

The portion of the Target Amount that is time-based (and subject to further vesting in accordance with Section 3 of the Agreement) shall be determined by the Time-Based percentage as set out below and the portions that are performance-based are based on achievement of the Performance Targets (three-year cliff vesting) below and the assigned percentages below.  The Performance Based portion of the Target Amount will not be earned if actual performance is less than the minimum Performance Target (90%).

The maximum Performance Based portion is 150% of Performance Based Target Amount.

2019 – 2021 Performance and Time Based Criteria:

Long-Term Incentive Plan
		2019-2021 HW Revenue (c)		2019-2021 Non-HW Rev (c, d)		Time Based (4 years)
			(in millions)
Percent of Target Amount Payout Performance and Time Based

2019-2021 Performance Target Amounts		$271.0		$515.0

Payout Curve (with interpolation between achievement levels):

2019-2021 HW Revenue (c)				2019-2021 Non-HW Rev (c, d)
Target	flr/clng	% of Target Payout		Target	flr/clng	% of Target Payout

Less than floor		0%		Less than floor		0%
$244	90%	50%		$464.0	90%	50%
$271		100%		$515.0		100%
$298	110%	150%		$567.0	110%	150%

	Plan	Long-Term
REVENUE	2019	2020	2021	19-21 Tot
Non-HW	$ 136	$ 169	$ 210	$515
Non-HW growth	27%	25%	24%
HW	$ 98	$ 91	$ 82	$271
HW growth	-7%	-7%	-10%
Total revenue	$ 234	$ 260	$ 292	$786
Total Growth	10%	11%	12%

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Example LTIP Award - $25,000 50/50 (performance goal met at 100%):

Time-Based (50%)	2019 Payout	2020 Payout	2021 Payout	2022 Payout	2023 Payout
$12,500	$0	$3,125	$3,125	$3,125	$3,135

Performance-Based (50%)
$12,500	$0	$0	$0	$12,500	$0

Total Annual Payouts	$0	$3,125	$3,125	$15,625	$3,125

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